NYSE Arca, Inc. (the 'Exchange') hereby notifies the SEC of its intention to remove the following securities issued by JPMorgan Chase & Company (the 'Company') from listing and registration on the Exchange upon the effective date of this Form 25:

JPMorgan Double Short US 10 Year Treasury Futures ETNs due September 30, 2025 (suspended: 10/3/2013) symbol: DSXJ

JPMorgan Double Short US Long Bond Treasury Futures ETNs due September 30, 2025 (suspended: 10/3/2013) symbol: DSTJ

This action is being taken pursuant to the provisions of Rule 12d2-2(a)(1), as NYSE Regulation has been notified that the issuer has liquidated the securities listed above. Accordingly, trading in each issue was suspended before the opening on the dates specified above.